UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.  11)

DYNEGY INC.
(Name of Subject Company)

DYNEGY INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,
INCLUDING THE ASSOCIATED RIGHTS
(Title of Class of Securities)

26817G300
(CUSIP Number of Class of Securities)

Kent R. Stephenson
General Counsel
Dynegy Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002
(713) 507-6400

With copies to:

Joseph B. Frumkin
Krishna Veeraraghavan
Sullivan & Cromwell
125 Broad Street
New York, NY 10004
(212) 558-4000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No.  11 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) by Dynegy Inc. (the “Company”) on December 30, 2010, as amended (as may be further amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”) and a wholly-owned subsidiary of Icahn Enterprises Holdings L.P. (“IEH”), and IEH, as a co-bidder, as disclosed in a Tender Offer Statement on Schedule TO dated December 22, 2010, as amended (as may be further amended or supplemented from time to time, the “Schedule TO”), to purchase for cash all of the issued and outstanding shares of common stock of the Company, including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent, that are issued and outstanding (such shares of common stock and such rights collectively, the “Shares”), at a price of $5.50 per Share, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated December 22, 2010, as amended or supplemented from time to time, and in the related letter of transmittal, as amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Section titled “Relationship with the Offeror, Merger Sub, Icahn Enterprises Holdings and Certain of Their Affiliates” is hereby amended and supplemented by inserting the following immediately before the subsection titled “The Stockholder Support Agreement”:

“Amendment No. 1 to the Merger Agreement

On February 13, 2011 the Company, the Offeror and Merger Sub entered into Amendment No. 1 to the Merger Agreement (the “Amendment”).  A summary of the Amendment is contained in Amendment No. 8 to the Schedule TO and is hereby incorporated herein by reference.  This summary does not purport to be complete and is qualified it its entirety by reference to the Amendment, which is filed as Exhibit (e)(54) hereto and is hereby incorporated herein by reference.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

The Section titled “Solicitation or Recommendation” is hereby amended and supplemented by adding the following new paragraph at the end thereof:

“The Board, at a meeting held on February 13, 2011, acting upon the unanimous recommendation of the Special Committee, has, upon the terms and subject to the conditions set forth in the Amendment and the Merger Agreement as amended by the Amendment, unanimously (i) determined that the Offer and the Merger are fair to, and in the best interest of the Company and its stockholders, (ii) approved and declared advisable the Amendment and the Merger Agreement as amended by the Amendment, the Offer, the Merger and the other transactions contemplated thereby, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement as amended by the Amendment.”

The Section titled “Background and Reasons for the Recommendation—Background of the Offer” is hereby amended and supplemented by adding the following at the end thereof:

“On February 9, 2011, representatives of the Company and the Icahn Entities discussed the status of the conditions required to be satisfied in order for the Offer to be consummated, including the Minimum Condition, and the impact the pending transaction was having on the business and operations of the Company, including the significant amount of attention required from senior management of the Company.

On February 10, 2011 the Federal Energy Regulatory Commission approved the joint application of the Company, the Offeror, Merger Sub and certain affiliates of the Offeror and Merger Sub related to the Offer and the Merger.

From February 10, 2011 through February 12, 2011, Mr. Williamson discussed with all of the members of the Special Committee, including Patricia Hammick, the chairwoman of the Special Committee, the status of conditions required to be satisfied in order for the Offer to be consummated. Following these discussions, the consensus among members of the Special Committee was that it was in the best interests of the Company to determine as promptly as is practicable whether Dynegy stockholders wish to accept the Offer and not continue to be subject to the uncertainty of whether the Offer would be completed.

On February 11, 2011, representatives from Sullivan & Cromwell delivered to representatives of the Icahn Entities a draft of the Amendment, and from that date until the Amendment was executed by the parties on February 13, 2011, each of the parties and their respective advisors discussed and refined the terms of the Amendment.

On February 13, 2011, the Special Committee held a meeting to discuss the potential Amendment to the Merger Agreement.  Several members of senior management and representatives from Greenhill, Goldman Sachs, Sullivan & Cromwell and D.F. King participated in this meeting.  Representatives from Sullivan & Cromwell reviewed with the directors their fiduciary duties under applicable law, as well as the terms of the draft Amendment.  After discussion among themselves and with management and their advisors the Special Committee determined that moving forward with the terms contained in the Amendment was advisable.  Thereafter the Special Committee unanimously recommended that the Board approve and recommend the Amendment and the Merger Agreement as amended by the Amendment and the transactions contemplated thereby.  Immediately following the conclusion of the Special Committee meeting, the Board held a meeting.  Several members of senior management and representatives from Greenhill, Goldman Sachs, Sullivan & Cromwell and D.F. King participated in this meeting.  The Board, based upon the foregoing recommendation of the Special Committee unanimously (i) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable the Amendment and the Merger Agreement as amended by the Amendment, the Offer, the Merger and the other transactions contemplated thereby, (iii) recommended that holders of Shares accept the Offer, tender their Shares into the Offer, and, if required by applicable law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement as amended by the Amendment, and (iv) directed that, to the extent required by applicable law, the Merger Agreement as amended by the Amendment be submitted to the holders of shares of Common Stock for their adoption at a stockholders’ meeting in accordance with applicable law or regulation (unless the Offeror notifies the Company that it elects to proceed by written consent of stockholders in lieu of a meeting of stockholders).

In the evening of February 13, 2011, Parent, Merger Sub and the Company executed the Amendment, and on February 14, 2011, Icahn Enterprises LP issued a press release announcing the execution of the Amendment and an extension of the Offer until 5:00 p.m., New York City time, on February 18, 2011.”

ITEM 8.	ADDITIONAL INFORMATION.

The section captioned “Extension of Offer Period” is amended and supplemented by adding the following at the end thereof:

“On February 14, 2011, Icahn Enterprises LP issued a press release announcing that the Offeror has extended the Offer until 5:00 p.m., New York City time, on February 18, 2011. The Offer was initially scheduled to expire at 12:00 Midnight, New York City time, on January 25, 2011 and was previously extended to 5:00 p.m., New York City time on February 9, 2011 and further extended to 5:00 p.m., New York City time on February 14, 2011. In order to reflect the further extension of the Offer, all references in this Statement, including the Information Statement attached as Annex III, to “5:00 p.m., New York City time, on February 14, 2011” as the Expiration Date, which previously replaced references to “5:00 p.m., New York City time, on February 9, 2011” as the Expiration Date, which previously replaced references to “12:00 Midnight, New York City time, on January 25, 2011,” as the Expiration Date, are hereby replaced, as appropriate, with “5:00 p.m., New York City time, on February 18, 2011.” The full text of the press release issued by Icahn Enterprises LP on February 14, 2011 announcing the extension of the Offer is filed as Exhibit (a)(25) hereto and is incorporated herein by reference.”

 ITEM 9.                      EXHIBITS.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibits thereto:

 "(a)(25) Press Release issued by Icahn Enterprises LP on February 14, 2011 (incorporated by reference to Exhibit (a)(5)(vi) to Amendment No. 8 to the Schedule TO).

(e)(54) Amendment No. 1 to Agreement and Plan of Merger, dated as of February 13, 2011 among Dynegy Inc., IEH Merger Sub LLC, and IEP Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Dynegy Inc. Current Report on Form 8-K filed on February 14, 2011).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DYNEGY INC.

Dated: February 14, 2011	By:	/s/ Kent R. Stephenson
	Name:	Kent R. Stephenson
	Title:	Senior Vice President and General Counsel